Entre

Software Technology Social Community App

Social Network for Entrepreneurs, Investors and Freelancers

JOINENTRE.COM PITTSBURGH PENNSYLVANIA


ENTRE
SOCIAL NETWORK
FOR ENTREPRENEURS



When I quit my job to become an entrepreneur, it was very lonely and I struggled to meet other entrepreneurs.

Michael Marra CEO @ Entre

Why you may want to support us...

1. ▯ 25k+ Signups and 5,500+ App Users from over 110 different countries!
2. ▯ Existing partnerships with Microsoft, Google, Brex, Zendesk, Freshworks, Toptal, and 40 other companies.
3. ▯ Already raised from Angel Investors in Calm, Headspace, Notion, and other prominent startups.
4. ▯ 73.6k+ in Pre-Launch Revenue
5. ▯ We've had VC's, Angel's and CEO of multi-million and billion dollar companies speak at our events and podcast

Why investors ❤ us

WE'VE RAISED $185,100 SINCE OUR FOUNDING



Entre is a company that supports entrepreneurship by creating community among people who want to control their own destiny throughout the World. Entrepreneurship is a path to self-determination, and opens the doors to personal expression and creativity. Entre brings people together to share ideas, and match self-starters with their particular needs. There are thousands of people with solutions for people to help run their businesses, as well as investors to help advise and fund people at the onset of their business journeys. Michael Marra is the charasmatic leader of this organization, and my belief in him has led me to invest heavily in this company.

Scott A Kallick Founder at Transformative Business Coaching

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $100,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Marra
CEO
Michael is a 4-time founder. Marketing Agency and Real Estate Investor. He has hosted and spoken at 300+ Events.



Jonathan Velasquez
CTO
4-Time CTO, 2-time Co-founder. 1 Exit



Jimmy Douloumbakas
Head of Events
Serial entrepreneur and mentor. Specializing in experiences, events, real estate and technology. Producer of over 500 events and founder of several startups.



Colby Schaeffer
CFO
Actuary, Consultant, Investor, Entrepreneur



Arthur RUFFIN
Head of Partnerships
Private Equity & Morgan Stanley. Closed Partnership deals with 50+ companies.



Sandi Lwin
Marketing/Events Manager
Organized and helped operate over 100 events across 12 cities.



Ryan Solomon
Content Manager
Operated and grew multiple Instagram accounts with 10's of thousands of followers



Rachel Vollmer
Community Manager
Manages Entre NYC and books CEO, VC's and Angel Investor to be speakers at events.

In the news

Entre launches a new app to connect entrepreneurs online

PITTSBURGH, Oct. 2, 2020 /PRNewswire/ -- On a mission to make entrepreneurship accessible to anyone, , a social network built for entrepreneurs, freelancers, and investors has launched an app to make

October 2, 2020 @ finance.yahoo.com

Venture capitalists have found a new home to brag and debate: PrimeTime VC

Last week, we talked a bit about how investors are seeking new techniques to bring humanity back to their deal flow and sourcing mechanisms, beyond the boring Zoom call. The newest strategy I've

October 2, 2020 @ techcrunch.com

Pittsburgh social network company Entre launches app to connect entrepreneurs - Pittsburgh Business Times

Pittsburgh-based Entre, a social networking company that aims to connect entrepreneurs, announced the official launch of the company's app to better aid the platform's users in connecting with one another.

October 1, 2020 @ bizjournals.com

City biz events try to quickly move online

For New York's busy calendar of networking and business events, there are limited options: go digital, delay or cancel. An event Thursday night presented by Entre, a company with offices in New York and Pittsburgh,

March 20, 2020 @ crainsnewyork.com

New LinkedIn Alternative

We're on a mission to be the largest network of entrepreneurs in the world and make entrepreneurship accessible to anyone. Our mobile and web app was created to be this home for the Future of Work so everyone can connect in one place. Think of us as the new alternative to Linkedin for anyone who is or wants to be self-employed.


ENTRE IS THE FUTURE OF WORK
OLD ECONOMY
Salary
Corporate
Professionals
LinkedIn
Chambers of commerce
Careers
9-5 lifestyle
NEW ECONOMY
Startups & tech entrepreneurs
ENTRE
Freelancers & gig workers
Small & online businesses

Our Story

We started growing our community through events across the US over the last few years by forming partnerships with Microsoft, WeWork, and other co-working spaces. As we grew to over 160 events and 20,000 members, we knew that we needed a way to connect everyone in our network and entrepreneurs around the world online rather than through events alone. That's why we created our app, so we can make entrepreneurship accessible to anyone for free.


SPACES.
PARTNERS & SPONSORS
freshworks
zendesk
G Suite
Microsoft
BREX
HubSpot
fourscore
Ideamotive
UNSTACK
ClickUp
Toptal
ELLIOT
The Elliot Group
DESIGN PICKLE
Netcapital
Memberstack
INDUSTRIOUS
Adalo
obviously.ai
AS SEEN IN
BUSINESS INSIDER
yahoo! finance
MarketWatch
TechCrunch

Our App

We already provide thousands of entrepreneurs around the world with a way to access high quality content and connections. Users can easily connect with like-minded people, create content, find their team, and raise funding from investors. The app is filled with supportive members seeking to share their experiences, ask questions, launch their products, get feedback on ideas, and start interesting conversations.


SHARE, ASK, AND LEARN
CONNECT WITH
LIKE-MINDED PEOPLE


POST & FIND JOBS
FIND & ATTEND EVENTS
FIND FREELANCERS, MENTORS, INVESTORS

Entre Pro: Premium Subscription

If users want to get the most out of our platform users can sign up for Entre Pro, Our premium membership. This gets members access to all of our events for free and over $20,000 in deals & discounts with our partners like GSuite, Brex, Toptal, Gust, ZenDesk, Freshworks, and 40 more.


ENTRE PRO
DEALS & DISCOUNTS
WEEKLY EVENTS


ENTRE PRO
SAVE $20K +

There's now over 500M Entrepreneurs in the World

The term entrepreneur can be defined in unique ways and now there are more than 500 million entrepreneurs across the world facing similar issues. Especially during COVID, many are looking for alternative ways to make money online and start businesses so Entre is more important now than ever. With our app we are making entrepreneurship attainable by creating the most supportive and inclusive social media platform for creators.


Market Size
582,000,000+
Current Entrepreneurs Worldwide*
57M+ Freelancers in US
30.7M Small Businesses in US
1.3B Youtube Creators
10M+ Amazon, EBay, Etsy Sellers
17M Upwork Users
14M Fiverr Users
6.5M+ Angel + Product Hunt Users
45M Freelancers.com Users
1.2M Shopify Users
13M Robinhood Users
*Stats from Global Entrepreneurship Monitor that surveyed 65 different economies worldwide

Our Traction

The app is growing fast and we just started.


TRACTION & MOMENTUM
Users
5.3K
Event count
209K
This year (Jan – Today)
Preceding period
$73K+
PRE-LAUNCH REVENUE
145%
MOM GROWTH

Join the movement

Our focus is scaling and building the largest social network for entrepreneurs of all types to help them connect, grow and prosper in the digital world. To join the fastest growing network of entrepreneurs, visit www.joinentre.com

Investor Q&A

– COLLAPSE ALL

What does your company do?

Entre is a free mobile and web app built for the self-employed. We are inclusive to entrepreneurs of all types and are making easier and more accessible for anyone to start a business.

Where will your company be in 5 years?

Largest network of entrepreneurs in the world (not guaranteed). A complete suite of apps and software to help people start and grow their businesses.

Why did you choose this idea?

When I quit my job to become an entrepreneur, it was very lonely and I struggled to meet other entrepreneurs.